February 13, 2025

Helaine Kaplan
President and Managing Director
Deutsche Mortgage & Asset Receiving Corporation
1 Columbus Circle
New York, New York 10019

       Re: Deutsche Mortgage & Asset Receiving Corporation
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed January 29, 2025
           File No. 333-283864
Dear Helaine Kaplan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 1 to Registration Statement on Form SF-3
Form 8-K of Benchmark 2023-B38 Mortgage Trust (Filed May 3, 2023), page 2

1. We note your response to prior comment 8 and reissue in part. Please explain why you believe K-Star would not satisfy clause (iv) of Item 1108(a)(2). In your response, please address how K-Star's contemplated responsibilities as special servicer align with the Commission's statements in Section III.B.3.d. of Release No. 33-8419 (the
       "2004 Regulation AB Proposing Release") (stating that the proposed disclosure requirements would apply to any servicer, such as a special servicer, that performs work-outs, foreclosures or other material aspects of the servicing of the pool assets upon which the performance of the pool assets or the asset-backed securities is materially dependent).
 February 13, 2025
Page 2

       Please contact Hodan Siad at 202-679-7829 or Benjamin Meeks at 202-551-7146 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Structured
Finance